EXHIBIT 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2016, our 2015 annual consolidated financial statements and our 2015 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2016 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Cautionary Note Concerning Factors That May Affect Future Results” section of this management’s discussion and analysis. This management’s discussion and analysis is dated as of November 1, 2016.

We have organized our management’s discussion and analysis in the following key sections:

•	Executive Summary – a brief overview of our business and key financial highlights	2

•	Results of Operations – a comparison of our current and prior-year period results	6

•	Liquidity and Capital Resources – a discussion of our cash flow and debt	15

•	Outlook – our current financial outlook for 2016	21

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	23

•	Subsequent Events – a discussion of material events occurring after September 30, 2016 and through the date of this management’s discussion and analysis	23

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	23

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	23

•	Additional Information – other required disclosures	24

•	Appendix – supplemental information and discussion	26

To help you understand this management’s discussion and analysis:

➢	We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This management’s discussion and analysis also includes certain non-IFRS financial measures which we use as supplemental indicators of our operating performance and financial position as well as for internal planning purposes. These non-IFRS measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Beginning with the third quarter, we have made changes to the calculation of certain of our non-IFRS measures (see the “Executive Summary – Use of non-IFRS financial measures” section for additional information). Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in Appendix A.

➢	Our consolidated financial statements are reflected in U.S. dollars. References in this discussion to “$” and “US$” are to U.S. dollars. References to “bp” means “basis points” and “n/a” and “n/m” refer to “not applicable” and “not meaningful”, respectively. One basis point is equal to 1/100th of 1%, so “100 bp” is equivalent to 1%. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

➢	We refer to our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. We believe this provides the best basis to measure the performance of our business as it removes distortion from the effects of foreign currency movements during the period.

➢	When we refer to “net sales” of a business, we are referring to its new sales less cancellations.

EXECUTIVE SUMMARY

Our company

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. We have operated in more than 100 countries for more than 100 years.

Exponential growth in the volume of data, the impact of technology and an increasingly complex legal and regulatory environment create challenges for our customers as well as opportunities for our businesses. We believe that the credibility of our news organization, our in-depth understanding of our customers’ needs, our proprietary content and flexible technology platforms all enable our customers to operate more efficiently, reduce costs and help them manage growing compliance requirements.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in three business units supported by a corporate center:

Financial & Risk, a provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal, a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting, a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

We also operate:

•	A Global Growth Organization (GGO), which works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. We include the results of GGO within our business units.
•	Reuters, which is a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.
•	An Enterprise Technology & Operations (ET&O) group, which was created in January 2016, drives the transformation of our company into a more integrated enterprise by unifying infrastructure across our organization, including technology platforms, data centers, real estate, products and services.

Discontinued operations:

In October 2016, we sold our Intellectual Property & Science business for gross proceeds of $3.55 billion to Onex Corporation and Baring Private Equity Asia. The business was subsequently renamed Clarivate Analytics.

Intellectual Property & Science was classified as a discontinued operation for 2016 reporting purposes through the closing date of the sale. To facilitate a comparison with our 2016 results, prior-year period amounts in this management’s discussion and analysis have been restated to conform to the current period’s presentation. See the “Results of Operations – Discontinued Operations” and “Subsequent Events” sections of this management’s discussion and analysis for additional information.

Key Financial Highlights

Third quarter results from continuing operations:

Despite a challenging and uncertain global economic environment, our third quarter results reflected progress in our core subscription business as well as toward our savings targets. Our progress in the third quarter gives us increasing confidence in our ability to execute on our initiatives and, accordingly, we are accelerating the pace of our Transformation program. While the financial services and legal markets remain challenging, we believe that the underlying trends for our business are positive and we continue to see ourselves well positioned to help professionals in information-intensive and highly regulated businesses deal with headwinds, regulatory complexity and disruptive technologies.

Below are financial highlights of our third quarter 2016 results.

IFRS Financial Measures (millions of U.S. dollars, except per share amounts)	2016	2015	TOTAL CHANGE
Revenues	2,744	2,747	-
Operating profit	385	386	-
Diluted earnings per share (diluted EPS)	$0.34	$0.32	6%

Revenues: Revenues were essentially unchanged as growth in subscription revenues was offset by the unfavorable impact of foreign currency and a decrease in Financial & Risk’s low margin recoveries revenues.

Operating profit: Operating profit was essentially unchanged as higher subscription revenues were offset by the unfavorable impact of foreign currency, which included unfavorable fair value adjustments associated with foreign currency derivatives embedded within certain customer contracts.

Diluted EPS: The increase was driven by the benefit of lower common shares outstanding due to repurchases.

			CHANGE
Non-IFRS Financial Measures(1) (millions of U.S. dollars, except per share amounts and margins)	2016	2015	TOTAL	CONSTANT CURRENCY
Revenues	2,744	2,747	-	1%
Adjusted EBITDA	814	782	4%	2%
Adjusted EBITDA margin	29.7%	28.5%	120bp	20bp
Underlying operating profit	559	524	7%	3%
Underlying operating profit margin	20.4%	19.1%	130bp	30bp
Adjusted earnings per share (adjusted EPS)	$0.54	$0.45	20%	13%

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

In constant currency, our revenues increased 1% primarily due to growth in Financial & Risk, despite a decline in recoveries revenues, and Tax & Accounting. Excluding the decline in recoveries revenues, consolidated revenues grew 2% in constant currency over the prior-year period.

Results by business unit in constant currency were as follows:	THIRD QUARTER 2016 REVENUES

•     Financial & Risk revenues increased for the first time since the second quarter of 2015. The 1% increase was achieved despite the decline in recoveries revenues and the impact of ongoing commercial pricing adjustments related to the migration of remaining foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform.

•    Legal revenues were essentially unchanged as 3% growth in subscription revenues was offset by declines in transaction and U.S. print revenues.

•    Tax & Accounting revenues increased 6%, reflecting growth across all of its businesses, except its smallest unit, Government.

In constant currency, adjusted EBITDA, underlying operating profit and the related margins all increased in the third quarter due to higher revenues, effective cost management, and savings from efficiency initiatives such as the shutdown of legacy technology platforms. Adjusted EPS increased due to higher underlying operating profit, lower income tax expense and the benefit of lower outstanding common shares due to repurchases. Additionally, we returned $0.8 billion to shareholders in the third quarter through dividends and share repurchases.

In 2016, we remain focused on executing on the following key priorities to accelerate growth and profitability:

Accelerating Revenue Growth. We are using cost savings generated by our efficiency initiatives to fund and accelerate investments in high growth market segments, including Legal Software and Solutions, Global Trade Management, Global Tax and Risk Solutions. Additionally, we are deploying a common go-to-market strategy across our company to further improve customer retention and drive new sales.

Improving profitability. We continue to transform our company from a portfolio of individual businesses into a more integrated enterprise through investments which drive scale, including further consolidation of platforms. We believe these efforts will grow revenues, expand margins and increase adjusted EPS.

Consistent Capital Strategy. We continue to focus on growing revenues and free cash flow. This will allow us to execute our capital strategy, which balances reinvestment in our core businesses with return of capital to our shareholders through dividends and share repurchases.

On November 1, 2016, we announced that we plan to record a charge between $200 million and $250 million in the fourth quarter of 2016. This planned charge is intended to accelerate the pace of our Transformation program by further simplifying and streamlining the business. The majority of the charges will be taken in Financial & Risk and in the ET&O group. The company’s ET&O group is leading several initiatives that are expected to enable us to better leverage our scale in connection with our technology platforms, data centers, products and real estate. The run-rate savings impact on our free cash flow from the planned charge is estimated to be a similar amount as the charge. The company plans to reinvest some of these savings in key growth areas of its existing business. The planned charge consists primarily of severance costs.

Updated 2016 Outlook:

On November 1, 2016, we communicated an updated full-year 2016 Outlook to reflect the planned fourth-quarter charge discussed above. For 2016, we expect to finish the year around the low-end of our revenue guidance of low single digit revenue growth (2% to 3% growth excluding Financial & Risk’s recoveries revenues). We expect free cash flow between $1.7 billion and $1.9 billion. Including the charge, we expect adjusted EBITDA margin to be between 25% and 26% and underlying operating profit margin to be between 16% and 17%. Excluding the charge, and consistent with our Outlook as originally communicated in February 2016, we expect adjusted EBITDA margin to be between 27.3% and 28.3% and underlying operating profit margin to be between 18.4% and 19.4%.

Our updated 2016 Outlook:

•	Assumes constant currency rates relative to 2015;
•	Excludes the Intellectual Property & Science business, which was classified as a discontinued operation through the closing date of the sale, except for free cash flow; and
•	Does not factor in the impact of any other acquisitions or divestitures that may occur during the year.

Additional information is provided in the “Outlook” section of this management’s discussion and analysis. The information in this section is forward-looking and should also be read in conjunction with the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by volatile foreign currency exchange rates. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Use of non-IFRS financial measures

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position, as well as for internal planning purposes and our 2016 Outlook. We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance. These non-IFRS financial measures include:

•	Underlying operating profit and the related margin;
•	Adjusted EBITDA and the related margin;
•	Adjusted EBITDA less capital expenditures and the related margin;
•	Adjusted earnings and adjusted EPS;
•	Net debt; and
•	Free cash flow.

Changes before the impact of foreign currency or at “constant currency”: In order to provide better comparability of our business trends from period to period, we also report changes in our revenues, underlying operating profit, operating expenses, adjusted EBITDA, margins and adjusted EPS, excluding the effects of foreign currency movements.

As previously disclosed in our second quarter 2016 report, we recently redefined adjusted earnings and adjusted EPS in relation to certain tax computations to better align these definitions with current market practices and to reflect guidance issued earlier this year by the U.S. Securities and Exchange Commission. These changes were effective for our third quarter reporting and reflected the following:

•	Tax effect of amortization of other identifiable intangible assets – we remove the post-tax impact of amortization of other identifiable intangible assets. We previously removed the amortization of other identifiable intangible assets on a pre-tax basis.
•	Tax charge amortization – we no longer amortize the tax charge generated from our 2013 sale of technology and content assets to a related subsidiary over seven years.

To facilitate a comparison to our redefined adjusted earnings and adjusted EPS measures, we restated the prior-year computations for both of these measures in this management’s discussion and analysis. Under the redefined measures, our 2015 adjusted earnings and adjusted EPS are $19 million and $0.02 lower, respectively, for the third quarter and $59 million and $0.07 lower, respectively, for the nine-month period.

These changes had no impact on revenues, adjusted EBITDA, underlying operating profit or free cash flow.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations-Continuing Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures. We are unable to provide reconciliations for non-IFRS measures presented in our 2016 outlook. Refer to the “Outlook” section of this management’s discussion and analysis for further explanation.

RESULTS OF OPERATIONS – CONTINUING OPERATIONS

Basis of presentation

In this section of our management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. Both bases exclude the results of our Intellectual Property & Science business, which is reported as a discontinued operation through the closing date of the sale, and include the results of acquired businesses from the date of purchase. We discuss the results of our Intellectual Property & Science business within the “Results of Discontinued Operations” section of this management’s discussion and analysis.

Consolidated results

	THREE MONTHS ENDED SEPTEMBER 30,				NINE MONTHS ENDED SEPTEMBER 30,
			CHANGE				CHANGE
(millions of U.S. dollars, except per share amounts and margins)	2016	2015	TOTAL	CONSTANT CURRENCY	2016	2015	TOTAL	CONSTANT CURRENCY
IFRS Financial Measures
Revenues	2,744	2,747	-		8,306	8,370	(1%)
Operating profit	385	386	-		1,096	1,093	-
Diluted earnings per share from continuing operations	$0.34	$0.32	6%		$0.99	$0.91	9%
Non-IFRS Financial Measures
Revenues	2,744	2,747	-	1%	8,306	8,370	(1%)	1%
Adjusted EBITDA	814	782	4%	2%	2,319	2,287	1%	-
Adjusted EBITDA margin	29.7%	28.5%	120bp	20bp	27.9%	27.3%	60bp	(10)bp
Adjusted EBITDA less capital expenditures	601	579	4%		1,661	1,584	5%
Adjusted EBITDA less capital expenditures margin	21.9%	21.1%	80bp		20.0%	18.9%	110bp
Underlying operating profit	559	524	7%	3%	1,562	1,495	4%	2%
Underlying operating profit margin	20.4%	19.1%	130bp	30bp	18.8%	17.9%	90bp	30bp
Adjusted EPS	$0.54	$0.45	20%	13%	$1.47	$1.24	19%	15%

Foreign currency effects

With respect to the significant foreign currencies that we transact in, the U.S. dollar strengthened against the British pound sterling, weakened against the Japanese yen, and was essentially unchanged against the Euro in the third quarter and nine-month period of 2016 compared to the same periods in 2015. Relative to the Canadian dollar, the U.S. dollar was essentially unchanged in the third quarter of 2016, but stronger in the nine-month period, compared to the same period in 2015. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our revenues, but had a positive impact on our adjusted EBITDA and underlying operating profit margins in both periods.

Revenues

Revenues were essentially unchanged in the third quarter and lower in the nine-month period due to the impact of foreign currency. In both periods, revenues increased 1% on a constant currency basis. The combined growth from our Legal and Tax & Accounting segments was 2%. In the third quarter, our Financial & Risk segment grew 1%, despite a decline in recoveries revenues and a challenging market. Excluding the decline in recoveries revenues, consolidated revenues grew 2% in constant currency over the prior-year periods.

Revenues from GGO, which comprised approximately 9% of our revenues in both the third quarter and nine-month period, increased 4% and 3%, respectively, in each period on a constant currency basis. Excluding the decline in Financial & Risk’s recoveries revenues and its ongoing commercial pricing adjustments, GGO revenues increased 7% in both the third quarter and nine-month period on a constant currency basis.

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

	THREE MONTHS ENDED SEPTEMBER 30,				NINE MONTHS ENDED SEPTEMBER 30,
			CHANGE				CHANGE
(millions of U.S. dollars, except margins)	2016	2015	TOTAL	CONSTANT CURRENCY	2016	2015	TOTAL	CONSTANT CURRENCY
Operating profit	385	386	-		1,096	1,093	-
Adjustments to remove:
Amortization of other identifiable intangible assets	128	135			388	415
Fair value adjustments	34	(7)			77	-
Other operating losses (gains), net	12	10			1	(13)
Underlying operating profit	559	524	7%	3%	1,562	1,495	4%	2%
Remove: depreciation and amortization of computer software	255	258			757	792
Adjusted EBITDA(1)	814	782	4%	2%	2,319	2,287	1%	-
Deduct: capital expenditures, less proceeds from disposals	213	203			658	703
Adjusted EBITDA less capital expenditures(1)	601	579	4%		1,661	1,584	5%
Underlying operating profit margin	20.4%	19.1%	130bp	30bp	18.8%	17.9%	90bp	30bp
Adjusted EBITDA margin	29.7%	28.5%	120bp	20bp	27.9%	27.3%	60bp	(10)bp
Adjusted EBITDA less capital expenditures margin	21.9%	21.1%	80bp		20.0%	18.9%	110bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit was essentially unchanged in both periods, as a negative impact from foreign currency offset the impact of higher revenues on a constant currency basis. The negative impact from foreign currency was driven by unfavorable fair value adjustments associated with embedded foreign currency derivatives within certain customer contracts. Operating profit in the nine-month period also benefited from lower depreciation and amortization of software.

In both periods, adjusted EBITDA, underlying operating profit, and the related margins increased in total. On a constant currency basis, each measure increased in the third quarter as higher revenues more than offset higher operating expenses. In the nine-month period, adjusted EBITDA on a constant currency basis was essentially unchanged and the related margin decreased slightly as changes in revenues were mostly offset by increased operating expenses. On the same basis, the increases in underlying operating profit and the related margin were driven by lower depreciation and software amortization expense.

Adjusted EBITDA less capital expenditures and the related margin increased in the third quarter primarily due to higher adjusted EBITDA. In the nine-month period, adjusted EBITDA less capital expenditures and the related margin increased due to higher adjusted EBITDA and lower capital expenditures, which were timing related.

Operating expenses

	THREE MONTHS ENDED SEPTEMBER 30,				NINE MONTHS ENDED SEPTEMBER 30,
			CHANGE				CHANGE
(millions of U.S. dollars)	2016	2015	TOTAL	CONSTANT CURRENCY	2016	2015	TOTAL	CONSTANT CURRENCY
Operating expenses	1,964	1,958	-	1%	6,064	6,083	-	1%
Remove fair value adjustments(1)	(34)	7			(77)	-
Operating expenses, excluding fair value adjustments	1,930	1,965	(2%)	1%	5,987	6,083	(2%)	1%

(1)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives within certain customer contracts due to fluctuations in foreign exchange rates, as well as mark-to-market impacts on certain share-based awards, due to changes in our share price.

Operating expenses in each period were essentially unchanged. On a constant currency basis, operating expenses, excluding fair value adjustments increased slightly in both periods, as higher expenses, which included investments in growth businesses, were partly offset by cost savings from earlier efficiency initiatives and lower costs related to the decline in recoveries revenues in the Financial & Risk segment. Additionally, the nine-month period included higher costs associated with initiatives to transform our company into a more integrated enterprise.

Depreciation and amortization

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	CHANGE	2016	2015	CHANGE
Depreciation	78	85	(8%)	239	263	(9%)
Amortization of computer software	177	173	2%	518	529	(2%)
Subtotal	255	258	(1%)	757	792	(4%)
Amortization of other identifiable intangible assets	128	135	(5%)	388	415	(7%)

•	Depreciation and amortization of computer software on a combined basis decreased in both periods due to the favorable impact of foreign currency and the completion of depreciation and amortization of assets acquired or developed in previous years. These decreases were partly offset by higher expenses associated with capital spending on product development, network and infrastructure initiatives.
•	Amortization of other identifiable intangible assets decreased due to the impact of foreign currency in both periods. The decrease in the nine-month period was also due to the completion of amortization for certain other identifiable intangible assets acquired in previous years.

Other operating (losses) gains, net

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Other operating (losses) gains, net	(12)	(10)	(1)	13

The nine months ended September 30, 2015 included a gain on sale of the Fiduciary Services and Competitive Intelligence unit of the Lipper business (Lipper Services), which was formerly managed within the Financial & Risk segment.

Net interest expense

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	CHANGE	2016	2015	CHANGE
Net interest expense	108	102	6%	304	314	(3%)

The increase in net interest expense in the third quarter was primarily due to higher interest on our term debt obligations and commercial paper borrowings. Net interest expense decreased in the nine-month period as higher interest on commercial paper borrowings was more than offset by lower interest on our term debt obligations and an interest benefit associated with the release of certain sales tax liabilities. In both periods, term debt interest expense was impacted by 2016 and 2015 debt financing activities discussed further within the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on the balance of our term debt was essentially unchanged.

Other finance (costs) income

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Other finance (costs) income	(3)	(15)	(28)	24

Other finance (costs) income included gains or losses related to changes in foreign exchange contracts and changes in foreign currency exchange rates on certain intercompany funding arrangements.

Tax expense (benefit)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Tax expense (benefit)	8	7	(16)	42

The tax expense (benefit) in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Additionally, the comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period, including tax expense (benefit) associated with items that are removed from adjusted earnings:

TAX (BENEFIT) EXPENSE	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Tax items impacting comparability:
Corporate tax rates(1)	3	2	5	7
Other tax adjustments(2)	4	1	8	(6)
Subtotal	7	3	13	1
Tax related to:
Fair value adjustments	(10)	(2)	(33)	3
Amortization of other identifiable intangible assets	(32)	(35)	(98)	(106)
Other items	(4)	(2)	(7)	(5)
Subtotal	(46)	(39)	(138)	(108)
Total	(39)	(36)	(125)	(107)

(1)	Relates to the net changes in deferred tax liabilities due to changes in U.S. state apportionment factors and changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(2)	Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to earlier acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

Because the items described above impact the comparability of our tax expense for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate.

The computation of our adjusted tax expense is set forth below:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Tax expense (benefit)	8	7	(16)	42
Remove: Items from above impacting comparability	39	36	125	107
Other adjustment:
Interim period effective tax rate normalization(1)	(13)	13	-	8
Total tax expense on adjusted earnings	34	56	109	157

(1)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Earnings and diluted earnings per share (EPS) from continuing operations

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars, except per share amounts)	2016	2015	CHANGE	2016	2015	CHANGE
Earnings from continuing operations	268	263	2%	782	769	2%
Diluted EPS from continuing operations	$0.34	$0.32	6%	$0.99	$0.91	9%

Diluted EPS in both periods benefited significantly from lower outstanding common shares. The third quarter also benefited from lower net financing costs, while the nine-month period reflected lower income tax expense.

Adjusted earnings and adjusted EPS

	THREE MONTHS ENDED SEPTEMBER 30,				NINE MONTHS ENDED SEPTEMBER 30,
			CHANGE				CHANGE
(millions of U.S. dollars, except per share amounts and share data)	2016	2015	TOTAL	CONSTANT CURRENCY	2016	2015	TOTAL	CONSTANT CURRENCY
Earnings attributable to common shareholders	273	280	(3%)		872	847	3%
Adjustments to remove:
Fair value adjustments	34	(7)			77	-
Amortization of other identifiable intangible assets	128	135			388	415
Other operating losses (gains), net	12	10			1	(13)
Other finance costs (income)	3	15			28	(24)
Share of post-tax earnings in equity method investments	(2)	(1)			(2)	(8)
Tax on above items(1)	(46)	(39)			(138)	(108)
Tax items impacting comparability(1)	7	3			13	1
Earnings from discontinued operations, net of tax	(18)	(30)			(126)	(125)
Interim period effective tax rate normalization(1)	13	(13)			-	(8)
Dividends declared on preference shares	(1)	(1)			(2)	(2)
Adjusted earnings	403	352	14%		1,111	975	14%
Adjusted EPS	$0.54	$0.45	20%	13%	$1.47	$1.24	19%	15%
Diluted weighted-average common shares (millions)	745.8	781.2			753.9	788.8

(1)	See the “Tax expense (benefit)” section above for additional information.

Adjusted earnings and adjusted EPS increased in both periods primarily due to higher underlying operating profit and lower income tax expense. Both adjusted earnings and adjusted EPS included a positive impact from foreign currency, which amounted to $0.03 and $0.04 on a per share basis in the third quarter and nine-month period, respectively. Additionally, adjusted EPS in both periods benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources—Share Repurchases” section of this management’s discussion and analysis for additional information).

Segment results

We discuss the results of our three reportable segments as presented in our consolidated interim financial statements for the three and nine months ended September 30, 2016: Financial & Risk, Legal and Tax & Accounting. The operating results of Intellectual Property & Science, which was previously a reportable segment, were reported as a discontinued operation through the closing date of the sale. In connection with the sale of Intellectual Property & Science, we retained the Westlaw IP business, which is now part of the Legal segment. Prior-year period amounts have been restated to conform to the current year’s presentation.

We also report “Corporate & Other”, which includes expenses for corporate functions, shared costs previously allocated to Intellectual Property & Science, and the results of the Reuters News business. Neither Corporate & Other nor the Reuters News business qualify as a component of another reportable segment nor as a separate reportable segment.

See note 3 of our consolidated interim financial statements for the three and nine months ended September 30, 2016 which includes a reconciliation of results from our reportable segments to consolidated results as reported in our consolidated income statement.

We assess the performance of our reportable segments as follows:

Revenues

We present segment revenue growth at both actual foreign exchange rates and in constant currency. We assess revenue performance for each reportable segment, as well as the businesses within each segment, before the impact of currency (or at “constant currency”).

Segment operating profit and segment operating profit margin

•	Segment operating profit represents operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments.
•	We do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments.
•	Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions based on usage or other applicable measures.
•	We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

EBITDA and EBITDA margin

•	As a supplemental measure of segment operating performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues. See Appendix B of this management’s discussion and analysis for additional information.

Our definitions of segment operating profit, segment operating profit margin, EBITDA and EBITDA margin may not be comparable to that of other companies.

Financial & Risk

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars, except margins)	2016	2015	CHANGE	2016	2015	CHANGE
Revenues	1,516	1,517	-	4,549	4,621	(2%)
Revenue change at constant currency			1%			-
EBITDA	460	420	10%	1,340	1,251	7%
EBITDA margin	30.3%	27.7%	260bp	29.5%	27.1%	240bp
Segment operating profit	313	271	15%	905	786	15%
Segment operating profit margin	20.6%	17.9%	270bp	19.9%	17.0%	290bp

In the third quarter and for the first time since the second quarter of 2015, revenues increased on a constant currency basis. The increase was primarily due to an annual price increase, the impact of positive net sales and a non-recurring benefit related to a customer subscription. These increases were partly offset by a decline in recoveries revenues and commercial pricing adjustments related to the migration of remaining foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform. The impact of these items was lower in the third quarter than in the first six months of 2016. Accordingly, in the nine-month period, revenue growth on a constant currency basis was essentially unchanged, reflecting a greater impact from the loss of recoveries revenues and the pricing adjustments. Excluding the decline in recoveries revenues, the impact of the commercial pricing adjustments, as well as the non-recurring revenue benefit, Financial & Risk’s revenues increased approximately 2% in each period. Financial & Risk expects to substantially complete the remaining commercial price adjustments on its legacy foreign exchange products by early next year.

Financial & Risk continues to confront a challenging economic environment reflecting the ongoing uncertainty related to the U.K.’s plan to leave the European Union, continued cost pressures particularly impacting larger European banks and the withdrawal of several global banks from Asia. However, we believe Financial & Risk is well positioned to support its customers as we have a scalable, global platform with operations in all major European financial centers and because we provide critical information regarding regulatory changes. A key part of Financial & Risk’s value proposition has been to help customers lower their overall costs, particularly as the regulatory environment becomes more complex.

By geographic area, Financial & Risk’s third quarter revenues increased 3% (4% excluding recoveries) in the Americas and was essentially unchanged in Europe, Middle East and Africa (EMEA) (2% increase excluding recoveries) and Asia Pacific (1% increase excluding recoveries). For the nine-month period, revenues increased 2% (3% excluding recoveries) and 1% (3% excluding recoveries) in the Americas and Asia Pacific, respectively, while its revenues in EMEA decreased 3% (1% decline excluding recoveries).

For the tenth consecutive quarter, net sales were positive overall, and were positive in all geographical areas. In the nine-month period, net sales were positive in the Americas and Asia Pacific, but negative in EMEA.

Results by type in constant currency were as follows:

•    Subscription revenues increased 2% in the third quarter and 1% in the nine-month period reflecting the benefit of the 2016 annual price increase, the impact of positive net sales and a non-recurring revenue benefit in the third quarter, partly offset by the commercial pricing adjustments on remaining legacy foreign exchange products. While desktop revenues declined 4% in the third quarter, Feeds, Risk and Other revenues grew 9% collectively, as growing demand for these products by banks and financial firms reflect the need for our customers to reduce risk and lower costs;

•    Transactions revenues increased 4% and 1% in the third quarter and nine-month period, respectively, as growth in Tradeweb, the BETA brokerage processing, and transactional revenues from the Risk business was partly offset by the impact of lower foreign exchange trading volumes; and

•     Recoveries revenues, which Financial & Risk collects from customers and largely passes through to a third-party provider, such as stock exchange fees, decreased 12% and 14% in the third quarter and nine-month period, respectively, as expected. In both periods, the decline in these low-margin revenues reflected a small number of third-party information providers increasingly moving to direct billing arrangements with their customers. We expect recoveries revenues will decrease by approximately $80 million for the full year. We do not expect an impact on Financial & Risk’s EBITDA and segment operating profit, or on our consolidated adjusted EBITDA, underlying operating profit and free cash flow, since the recoveries revenues that Financial & Risk collects from its customers are largely passed on to our third-party information providers.

THIRD QUARTER 2016 REVENUES BY TYPE

We expect the impacts of the commercial pricing adjustments and the recoveries revenues rate of decline to have a more modest impact on revenue growth in the fourth quarter. Accordingly, subject to unexpected variability in transactions revenues, we expect Financial & Risk to report positive revenue growth on a constant currency basis in the fourth quarter.

EBITDA, segment operating profit and the related margins increased in both periods primarily due to the impact of higher subscription and transaction revenues (on a constant currency basis), cost controls, and cost savings from earlier efficiency initiatives, including platform consolidations completed in 2015. Before the impact of foreign currency, EBITDA and segment operating profit margins each increased by 160bp in the third quarter, and EBITDA and segment operating profit margins increased by 160bp and 220bp, respectively, in the nine-month period. The increase in segment operating profit and the related margin in the nine-month period also benefited from lower depreciation and amortization expense.

Legal

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars, except margins)	2016	2015	CHANGE	2016	2015	CHANGE
Revenues	835	851	(2%)	2,503	2,527	(1%)
Revenue change at constant currency			-			1%
EBITDA	328	334	(2%)	936	941	(1%)
EBITDA margin	39.3%	39.2%	10bp	37.4%	37.2%	20bp
Segment operating profit	264	271	(3%)	749	749	-
Segment operating profit margin	31.6%	31.8%	(20)bp	29.9%	29.6%	30bp

In the third quarter, revenues on a constant currency basis were essentially unchanged as 3% growth in subscription revenues (75% of Legal’s business) was offset by an 8% decline in both transaction (12% of Legal’s business) and U.S. print revenues (13% of Legal’s business). Excluding U.S. print, Legal’s revenues increased 1%.

In the nine-month period, revenues increased on a constant currency basis as 3% growth in subscription revenues more than offset a 4% decline in transaction revenues and a 6% decline in U.S. print revenues. Excluding U.S. print, Legal’s revenues increased 2%.

Results by line of business in constant currency were as follows:

•    Solutions businesses revenues include non U.S. legal information and global software and services businesses. Solutions businesses revenues increased 1% in the third quarter, as 5% growth in subscription revenues led by U.K. Practical Law, Investigative & Public Records, Legal Tracker, and Legal’s businesses in Latin America, was partly offset by a 9% decline in transaction revenues due to declines in Legal Managed Services and Elite revenues. Solutions businesses revenues increased 3% in the nine-month period as 5% growth in subscription revenues was partly offset by a decline in transaction revenues.

•    U.S. online legal information revenues increased 2% in both the third quarter and nine-month period due to growth in U.S. Practical Law and the impact of improved net sales and higher retention rates at Westlaw. This was the seventh consecutive quarter of positive growth for this business; and

•    U.S. print revenues decreased 8% and 6% in the third quarter and nine-month period, respectively. For the full year 2016, we expect the U.S. print business to decline at a comparable rate to 2015, which experienced a 6% decline.

THIRD QUARTER 2016 REVENUES BY LINE OF BUSINESS

The declines in EBITDA and segment operating profit in the third quarter, as well as the decline in EBITDA in the nine-month period, largely reflected the unfavorable impact from foreign currency. Expenses were only slightly higher as efforts to control costs intensified. In the nine-month period, segment operating profit was essentially unchanged as lower EBITDA was offset by lower depreciation and amortization. Before the impact of foreign currency, EBITDA and segment operating profit margins decreased by 30bp and 40bp in the third quarter, respectively, and EBITDA and segment operating profit margins decreased by 30bp and 10bp, respectively, in the nine-month period.

Tax & Accounting

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars, except margins)	2016	2015	CHANGE	2016	2015	CHANGE
Revenues	323	307	5%	1,036	1,007	3%
Revenue change at constant currency			6%			5%
EBITDA	87	79	10%	283	295	(4%)
EBITDA margin	26.9%	25.7%	120bp	27.3%	29.3%	(200)bp
Segment operating profit	59	50	18%	197	211	(7%)
Segment operating profit margin	18.3%	16.3%	200bp	19.0%	21.0%	(200)bp

Revenues increased on a constant currency basis in the third quarter driven by an 11% increase in recurring revenues (90% of our Tax & Accounting business), partly offset by a 23% decrease in transaction revenues primarily within the Corporate and Government businesses. In the nine-month period, revenues increased on a constant currency basis driven by a 9% increase in recurring revenues, partly offset by a 15% decrease in transaction revenues. The Government business, Tax & Accounting’s smallest unit, reported lower revenues due to the continued impact of delays of go-live dates on two significant projects.

Results by line of business in constant currency were as follows:

•     Corporate includes revenues from a suite of global and local tax compliance, workflow and data management software and services. Corporate revenues increased 6% and 8% in the third quarter and nine-month period, respectively.

•    Professional includes revenues from tax, accounting, audit, payroll, document management, client portals and practice management applications and services. Professional revenues increased 14% and 8% in the third quarter and nine-month period, respectively, primarily from the CS Professional Suite and Enterprise Suite solutions for accounting firms;

•    Knowledge Solutions includes revenues from information, research, workflow tools and certified professional education. Knowledge Solutions revenues increased 6% partly due to timing benefits which are expected to reverse in the fourth quarter. Revenues increased 2% in the nine-month period; and

•    Government includes revenues from integrated property tax management and land registry solutions. Government revenues, which represent a relatively small revenue base, decreased 38% and 24% in the third quarter and nine-month period, respectively, due to delays associated with an extension of target completion dates for certain significant contracts. Revenues for the Government business are less predictable in nature, and growth rates can vary significantly from period to period.

THIRD QUARTER 2016 REVENUES BY LINE OF BUSINESS

EBITDA, segment operating profit and the related margins increased in the third quarter driven by higher revenues, despite additional charges related to certain long-term contracts in Tax & Accounting’s Government business. In the nine-month period, EBITDA, segment operating profit and the related margins decreased due to higher expenses, which included charges related to certain long-term contracts in Tax & Accounting’s Government business, and higher investments in growth businesses. Additionally, the nine-month period of 2016 reflected severance charges and a difficult comparable to the prior-year period, which benefited from lower than expected bonus and commission costs. Before the impact of foreign currency, EBITDA and segment operating profit margins increased by 70bp and 120bp in the third quarter, respectively, and EBITDA and segment operating profit margins decreased by 300bp and 280bp, respectively, in the nine-month period.

Tax & Accounting is a seasonal business with a significant percentage of its operating profit historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Corporate & Other

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Revenues – Reuters News	73	74	227	222

Reuters News	-	(1)	-	(6)
Core corporate expenses	(77)	(67)	(289)	(245)
Total	(77)	(68)	(289)	(251)

Revenues from Reuters News declined slightly in the third quarter. In the nine-month period, revenues increased due to growth in Reuters Solutions, which includes content marketing and broadcast solutions. This increase was partly offset by lower news agency revenues. Foreign currency had no impact on revenues in the third quarter and a 1% unfavorable impact in the nine-month period.

The increase in core corporate expenses in the nine-month period reflected investment initiatives, primarily technology related, as part of our ongoing initiatives to transform our company into a more integrated enterprise. The increase in the quarter reflected the timing of certain expenses.

Discontinued operations

In October 2016, we sold our Intellectual Property & Science business in order to focus more on opportunities at the intersection of global commerce and regulation. See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

Intellectual Property & Science was reported as a discontinued operation through the closing date of the sale, and prior-year period results have been restated to conform to the current year’s presentation. Intellectual Property & Science reported the following results for the three and nine months ended September 30, 2016 and 2015:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Earnings from discontinued operations, net of tax	18	30	126	125

The decrease in the third quarter was primarily due to higher expenses, including severance and transaction costs, which more than offset lower depreciation and amortization. Revenues were essentially unchanged in the quarter. The increase in the nine-month period was due to higher revenues, which increased 2%, and lower depreciation and amortization expense, partly offset by higher expenses.

LIQUIDITY AND CAPITAL RESOURCES

Our disciplined capital strategy is aligned with our business strategy and remains focused on:

•	Driving revenue growth from our existing businesses, rather than from acquisitions;
•	Delivering consistent free cash flow growth;
•	Balancing cash generated between reinvestment in the business and returns to shareholders; and
•	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of our business strategy.

In October 2016, we sold our Intellectual Property & Science business for $3.55 billion. Our net proceeds will be approximately $3.2 billion, after deducting taxes and transaction costs. We used $1.7 billion of the net proceeds to repay commercial paper in October 2016. We plan to use the balance of the net proceeds to repurchase common shares under our current $1.5 billion share repurchase program, re-invest in the business, repay additional debt and for general corporate purposes. We plan to remain within our net debt to EBITDA(1) leverage target ratio of 2.5:1. See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

(1)	For purposes of this calculation, EBITDA is defined as adjusted EBITDA including the results of Intellectual Property & Science.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our $2.0 billion commercial paper programs and our $2.5 billion credit facility. In the fourth quarter of 2016, we received the proceeds from the sale of the Intellectual Property & Science business. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Cash flow

Summary of consolidated statement of cash flow

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	$ CHANGE	2016	2015	$ CHANGE
Net cash provided by operating activities	758	680	78	1,986	1,875	111
Net cash used in investing activities	(220)	(217)	(3)	(780)	(680)	(100)
Net cash used in financing activities	(394)	(872)	478	(1,299)	(1,486)	187
Increase (decrease) in cash and bank overdrafts	144	(409)	553	(93)	(291)	198
Translation adjustments	(2)	(10)	8	(3)	(19)	16
Cash and bank overdrafts at beginning of period	684	1,124	(440)	922	1,015	(93)
Cash and bank overdrafts at end of period	826	705	121	826	705	121
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	831	900	(69)	831	900	(69)
Bank overdrafts	(5)	(195)	190	(5)	(195)	190

Operating activities. The increase in net cash provided by operating activities in the third quarter was primarily due to favorable timing of working capital. In the nine-month period, the increase was primarily due to higher operating profit before non-cash items such as depreciation, amortization and fair value adjustments associated with embedded foreign currency derivatives within certain customer contracts.

Investing activities. The increase in net cash used in investing activities in the third quarter was due to slightly higher capital expenditures. In the nine-month period, the increase was attributable to higher acquisition spending partly offset by lower capital expenditures due to timing. In the nine-month period of 2016, acquisition spending was $111 million compared to $17 million in the prior-year period. Comparability was also impacted by the proceeds we received in 2015 from the sale of our Lipper Services business.

Financing activities. The decrease in net cash used in financing activities in both periods reflected lower debt repayments. In 2015, we repaid $593 million (after swaps) of term debt. In the third quarter of 2016, proceeds from commercial paper issuances were $398 million compared to $529 million in the prior-year period. In the nine-month period, proceeds from commercial paper issuances were $702 million compared to approximately $1.1 billion in the prior-year period. We returned $0.8 billion in the third quarter and $2.0 billion in the nine-month period in 2016 and the comparable periods in 2015 to our common shareholders through dividends and share repurchases.

Additional information about our debt, dividends and share repurchases is as follows:

•	Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding. Issuances of commercial paper reached a peak of $1.9 billion during the nine-month period of 2016, of which $1.7 billion was outstanding at September 30, 2016. See the “Subsequent Events” section of this management’s discussion and analysis for additional information about our commercial paper repayment in October 2016.

•	Credit facility. We have a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including support for our commercial paper programs). There were no borrowings under the credit facility during the nine-month period of 2016. We may request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at September 30, 2016.

•	Debt shelf prospectus. In March 2016, we filed a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through April 2018. We have issued $0.5 billion principal amount of debt securities under the prospectus.

•	Long-term debt. The following table provides information regarding notes that we issued and repaid in the nine months ended September 30, 2016 and 2015:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2016	3.35% Notes, due 2026	US$500
Notes repaid
May 2016	0.875% Notes, due 2016	US$500
July 2015	5.70% Notes, due 2015	C$600

We used the net proceeds of our May 2016 debt issuance to repay the notes which matured that month. In July 2015, we repaid C$600 million ($593 million after swaps) of notes upon their maturity, principally from cash on hand which included proceeds from earlier commercial paper issuances in 2015.

•	Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	MOODY’S	STANDARD & POOR’S	DBRS LIMITED	FITCH
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•	Dividends. In February 2016, we announced a $0.02 per share increase in the annualized dividend rate to $1.36 per common share. Dividends paid on our common shares were as follows for the periods presented:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Dividends declared	252	261	766	789
Dividends reinvested	(9)	(8)	(26)	(24)
Dividends paid	243	253	740	765

•	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In February 2016, we announced that we plan to repurchase up to $1.5 billion of our common shares. As of September 30, 2016, we repurchased 26.4 million common shares for a cost of $1.1 billion under this buyback program.

In May 2016, we renewed our current normal course issuer bid (NCIB) for an additional 12 months. Under the renewed NCIB, we may repurchase up to 37.5 million common shares between May 30, 2016 and May 29, 2017 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In the nine months ended September 30, 2016, we privately repurchased 4.1 million common shares at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2016	2015	2016	2015
Share repurchases (millions of U.S. dollars)	542	554	1,232	1,250
Shares repurchased (millions)	13.2	14.4	31.2	31.7
Share repurchases - average price per share	$41.40	$38.60	$39.56	$39.48

Decisions regarding any future repurchases will be based on factors such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such plans with our broker on September 30, 2016 and on December 31, 2015. As a result, we recorded an $85 million liability in “Other financial liabilities” within current liabilities at September 30, 2016 ($165 million at December 31, 2015) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods.

Free cash flow

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Net cash provided by operating activities	758	680	1,986	1,875
Capital expenditures, less proceeds from disposals	(213)	(203)	(658)	(703)
Other investing activities	3	2	23	5
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid to non-controlling interests	(15)	(15)	(44)	(42)
Capital expenditures from discontinued operations	(13)	(14)	(38)	(40)
Free cash flow	519	449	1,267	1,093

The increases in free cash flow in both periods were driven by higher cash flow from operating activities. Additionally, free cash flow in the nine-month period reflected lower capital expenditures, which was timing related.

Financial position

Our total assets were $28.4 billion at September 30, 2016, a decrease of $0.7 billion from December 31, 2015. The decrease was primarily due to changes in foreign currency, depreciation of fixed assets, and amortization of computer software and other identifiable intangible assets. These decreases were partially offset by capital expenditures.

As at September 30, 2016, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue, which arises from the sale of information and services delivered electronically on a subscription basis, for which many customers pay in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as at September 30, 2016 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Additionally, as of September 30, 2016, our current liabilities increased due to the reclassification of $550 million principal amount of 1.65% notes due in September 2017 from long-term indebtedness to current indebtedness as well as increases in commercial paper borrowings. As previously stated in this “Liquidity and Capital Resources” section, we believe our existing sources of liquidity, including the use of proceeds from the October 2016 sale of the Intellectual Property & Science business, will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Net debt(1)

(millions of U.S. dollars)	SEPTEMBER 30, 2016	DECEMBER 31, 2015
Current indebtedness	2,855	1,595
Long-term indebtedness	6,307	6,829
Total debt	9,162	8,424
Swaps	314	370
Total debt after swaps	9,476	8,794
Remove fair value adjustments for hedges(2)	9	26
Total debt after currency hedging arrangements	9,485	8,820
Remove transaction costs and discounts included in the carrying value of debt	65	67
Less: cash and cash equivalents(3)	(831)	(966)
Net debt	8,719	7,921

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)	Includes cash and cash equivalents of $119 million and $106 million at September 30, 2016 and December 31, 2015, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

The maturity dates for our debt are well balanced with no significant concentration in any one year. Our next scheduled term debt maturities occur in February and September 2017. At September 30, 2016, the average maturity of our term debt was approximately eight years at an average interest rate (after swaps) of less than 5%.

Additional information

•	We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements; and
•	We expect to continue to have access to funds held by our subsidiaries outside the U.S. in a tax efficient manner to meet our liquidity requirements.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations, please see our 2015 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the nine months ended September 30, 2016.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, antitrust/competition claims, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

In June 2016, certain of our U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claims that the taxable income of these subsidiaries should be increased by an amount that creates an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim relates to our intercompany transfer pricing practices. We plan to pursue all available administrative and judicial remedies necessary to resolve the matter. To that end, we filed a petition in U.S. Tax Court in September 2016. Management believes that we will prevail in this dispute.

For additional information, please see the “Risk Factors” section of our 2015 annual report, which contains further information on risks related to tax matters.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

On November 1, 2016, we communicated an updated full-year 2016 Outlook to reflect the planned fourth-quarter charge of between $200 million and $250 million discussed earlier in this management’s discussion and analysis.

For 2016, we expect to finish the year around the low-end of our revenue guidance of low single digit revenue growth (2% to 3% growth excluding Financial & Risk’s recoveries revenues). We expect free cash flow between $1.7 billion and $1.9 billion. Including the charge, we expect adjusted EBITDA margin to be between 25% and 26% and underlying operating profit margin to be between 16% and 17%. Excluding the charge, and consistent with our Outlook as originally communicated in February 2016, we expect adjusted EBITDA margin to be between 27.3% and 28.3% and underlying operating profit margin to be between 18.4% and 19.4%.

Our 2016 Outlook:

•	Assumes constant currency rates relative to 2015;
•	Excludes the Intellectual Property & Science business, which was classified as a discontinued operation through the closing date of the sale, except for free cash flow; and
•	Does not factor in the impact of any other acquisitions or divestitures that may occur during the year.

The following table sets forth our current 2016 financial Outlook, the material assumptions related to our financial Outlook and the material risks that may cause actual performance to differ materially from our current expectations.

REVENUES TO GROW LOW SINGLE DIGITS REVENUES, EXCLUDING FINANCIAL & RISK’S RECOVERIES REVENUES TO GROW 2% to 3%
Material assumptions	Material risks

•     Gross domestic product (GDP) growth in most of the countries where we operate

•     Continued increase in the number of professionals around the world and their demand for high quality information and workflow solutions

•     The successful execution of sales initiatives, ongoing product release programs and our globalization strategy

•     Uneven economic growth, recession or volatile currency movements across the markets we serve may result in reduced spending levels by our customers

•     Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

•    Implementation of regulatory reform around the world, including financial services laws, may limit business opportunities for our customers, lowering their demand for our products and services

•    Pressure on our customers, in developed markets in particular, may constrain the number of professionals employed due to regulatory and economic uncertainty

•    Competitive pricing actions could impact our revenues

•    Price adjustments related to the migration of remaining Financial & Risk customers onto new products on its unified platform could be more severe or last longer than expected

•    Global market conditions could depress transaction volumes in our Financial & Risk business

ADJUSTED EBITDA MARGIN EXPECTED TO BE BETWEEN 25% and 26% INCLUDING PLANNED CHARGE AND BETWEEN 27.3% and 28.3% EXCLUDING PLANNED CHARGE
Material assumptions	Material risks

•    Revenues, excluding Financial & Risk’s recoveries revenues, expected to grow 2% to 3%

•    Business mix continues to shift to higher-growth, but lower margin offerings

•     Execution of transformation and efficiency initiatives

•     Continue to invest in growth markets and customer service

•    Refer to the risks above related to the revenue outlook

•     Revenues from higher margin businesses may be lower than expected; conversely, revenues from low-margin businesses (including recoveries) could be higher than expected

•     The costs of required investments, including those in growth markets, exceed expectations or actual returns are below expectations

•     Acquisition and disposal activity may dilute margins

•     Efficiency initiatives may cost more than expected, be delayed or may not produce the expected level of savings

•     Planned charge may be higher or lower than expected

UNDERLYING OPERATING PROFIT MARGIN EXPECTED TO BE BETWEEN 16% and 17% INCLUDING PLANNED CHARGE AND BETWEEN 18.4% and 19.4% EXCLUDING PLANNED CHARGE
Material assumptions	Material risks

•     Adjusted EBITDA margin expected to be between 25% and 26% including the planned charge and between 27.3% and 28.3% excluding the planned charge

•     Depreciation and software amortization expense expected to be approximately 9% of revenues

•     Capital expenditures expected to be approximately 8% of revenues

•     Refer to the risks above related to adjusted EBITDA margin outlook

•     Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization

•     Obsolescence of technology may require accelerated amortization or impairment of certain assets

•     Planned charge may be higher or lower than expected

FREE CASH FLOW EXPECTED TO BE BETWEEN $1.7 BILLION AND $1.9 BILLION
Material assumptions	Material risks

•    Revenues, excluding Financial & Risk’s recoveries revenues, expected to grow 2% to 3%

•    Adjusted EBITDA margin expected to be between 25% and 26% including the planned charge and between 27.3% and 28.3% excluding the planned charge

•    Capital expenditures expected to be approximately 8% of revenues

•    Refer to the risks above related to the revenue outlook and adjusted EBITDA margin outlook

•     A weaker macroeconomic environment could negatively impact working capital performance

•     Capital expenditures may be higher than currently expected resulting in higher cash outflows

•      The timing and amount of tax payments to governments may differ from our expectations

Additionally, in 2016, we expect interest expense to be near the bottom of the range between $420 million and $460 million. We expect our 2016 effective tax rate as a percentage of adjusted earnings to be between 10% and 13%, assuming no material changes in current tax laws or treaties to which we are subject.

Our Outlook contains various non-IFRS financial measures. For Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2016 impact of changes in foreign exchange rates or the company’s share price which impact (i) the translation of our results reported at average foreign currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts, (iii) the valuation of certain share-based awards and (iv) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not anticipate.

RELATED PARTY TRANSACTIONS

As of November 1, 2016, Woodbridge beneficially owned approximately 61% of our shares.

In January 2016, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. We recorded a gain of $16 million within “Other operating (losses) gains, net” within the consolidated income statement. In connection with this transaction, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized the independent fairness opinion to determine that the negotiated price between us and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

Except for the above transaction, there were no new significant related party transactions during the nine months ended September 30, 2016. Please refer to the “Related Party Transactions” section of our 2015 annual management’s discussion and analysis, which is contained in our 2015 annual report, as well as note 29 of our 2015 annual consolidated financial statements for information regarding related party transactions.

SUBSEQUENT EVENTS

Sale of Intellectual Property & Science

In October 2016, we sold our Intellectual Property & Science business for $3.55 billion and expect to record a post-tax gain of approximately $2.0 billion on the transaction in the fourth quarter of 2016. We are providing a range of transitional services to the business in connection with its separation from Thomson Reuters.

Repayment of commercial paper

In October 2016, we repaid $1.7 billion of commercial paper with some of the net proceeds from the sale of our Intellectual Property & Science business.

Charge

On November 1, 2016, we announced that we plan to record a charge of between $200 million and $250 million to be incurred in the fourth quarter of 2016. The charge is intended to accelerate the pace of our Transformation program to simplify and streamline our business.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2015 annual management’s discussion and analysis, which is contained in our 2015 annual report, as well as notes 1 and 2 of our consolidated interim financial statements for the nine months ended September 30, 2016, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2015 annual management’s discussion and analysis, which is contained in our 2015 annual report, for additional information. Since the date of our 2015 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in the following long-term efficiency initiatives which impact our financial reporting:

•	We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative.
•	We are automating manual processes and updating workflows associated with intercompany revenue and cost allocation.

As we are implementing these initiatives in phases over an extended period, the nature and extent of activity will vary by quarter. In certain quarters, we may have limited or no activity.

As these initiatives could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary. Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter of 2016 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of November 1, 2016, we had outstanding 734,727,090 common shares, 6,000,000 Series II preference shares, 10,075,712 stock options and a total of 7,317,549 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2015 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about our 2016 expectations in the “Overview” and “Outlook” sections, statements regarding the charge planned for the fourth quarter of 2016 and the related impact of the charge (including expected run-rate savings), the use of the remaining net proceeds from the sale of our Intellectual Property & Science business, our view regarding the resolution of a tax matter with the IRS, our leverage target ratio and cash requirements, and 2016 opportunities and challenges for our business segments (notably, statements regarding Financial & Risk’s total revenue growth, commercial pricing adjustments, recoveries revenues and its impact on EBITDA and segment operating profit, as well as on consolidated adjusted EBITDA, underlying operating profit and free cash flow, the Legal segment’s U.S. print revenue performance, and the Tax & Accounting Knowledge Solutions revenues). The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2015 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our Outlook is provided for the purpose of providing information about current expectations for 2016. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

Non-IFRS financial measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow, all our non-IFRS measures exclude the results of our Intellectual Property & Science business, which was reported as a discontinued operation through the closing date of the sale.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE / RECONCILIATION
Underlying operating profit and the related margin
Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and the related margin
Underlying operating profit excluding the related depreciation and amortization of computer software. The related margin is expressed as a percentage of revenues.	Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.	Earnings (loss) from continuing operations
Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals. The related margin is expressed as a percentage of revenues.	Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.	Earnings (loss) from continuing operations
Adjusted earnings and adjusted EPS

Earnings (loss) attributable to common shareholders and per share:

•      excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

•     We also deduct dividends declared on preference shares.

Adjusted EPS is calculated using diluted weighted-average shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings (loss) attributable to common shareholders and diluted earnings (loss) per share attributable to common shareholders

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE / RECONCILIATION
Adjusted earnings and adjusted EPS (continued)

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full-year tax expense or on cash taxes paid.
Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow (includes free cash flow from continuing and discontinued operations)
Net cash provided by operating activities, and other investing activities, less capital expenditures, dividends paid on our preference shares, and dividends paid to non-controlling interests.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are

reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

•      Revenues

•      Operating expenses

Non-IFRS Measures:

•      Underlying operating profit

•      Underlying operating profit margin

•     Adjusted EBITDA

•     Adjusted EBITDA margin

•      Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for most directly comparable IFRS measure.

APPENDIX B

This appendix
provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure for the three and nine months ended September 30, 2016 and
2015.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

THREE MONTHS ENDED SEPTEMBER 30,

NINE MONTHS ENDED SEPTEMBER 30,

(millions of U.S. dollars, except margins)

2016

2015

CHANGE

2016

2015

CHANGE

Earnings from continuing operations

268

263

2%

782

769

2%

Adjustments to remove:

Tax expense (benefit)

8

7

(16)

42

Other finance costs (income)

3

15

28

(24)

Net interest expense

108

102

304

314

Amortization of other identifiable intangible assets

128

135

388

415

Amortization of computer software

177

173

518

529

Depreciation

78

85

239

263

EBITDA

770

780

2,243

2,308

Adjustments to remove:

Share of post-tax earnings in equity method investments

(2)

(1)

(2)

(8)

Other operating losses (gains), net

12

10

1

(13)

Fair value adjustments

34

(7)

77

-

Adjusted EBITDA

814

782

4%

2,319

2,287

1%

Deduct: Capital expenditures, less proceeds from disposals

213

203

658

703

Adjusted EBITDA less capital expenditures

601

579

4%

1,661

1,584

5%

Adjusted EBITDA margin

29.7%

28.5%

120bp

27.9%

27.3%

60bp

Adjusted EBITDA less capital expenditures margin

21.9%

21.1%

80bp

20.0%

18.9%

110bp

Reconciliation of underlying operating profit to adjusted EBITDA by segment

THREE MONTHS ENDED SEPTEMBER 30, 2016

THREE MONTHS ENDED SEPTEMBER 30, 2015

(millions of U.S. dollars)

  Underlying
operating profit

  Add:
Depreciation and amortization of computer software

Adjusted EBITDA

  Underlying
operating profit

  Add:
Depreciation and amortization of computer software

Adjusted EBITDA

Financial & Risk

313

147

460

271

149

420

Legal

264

64

328

271

63

334

Tax & Accounting

59

28

87

50

29

79

Corporate & Other (includes Reuters News)

(77)

16

(61)

(68)

17

(51)

Total

559

255

814

524

258

782

NINE MONTHS ENDED SEPTEMBER 30, 2016

NINE MONTHS ENDED SEPTEMBER 30, 2015

(millions of U.S. dollars)

  Underlying
operating profit

  Add:
Depreciation and amortization of computer software

Adjusted EBITDA

  Underlying
operating profit

  Add:
Depreciation and amortization of computer software

Adjusted EBITDA

Financial & Risk

905

435

1,340

786

465

1,251

Legal

749

187

936

749

192

941

Tax & Accounting

197

86

283

211

84

295

Corporate & Other (includes Reuters News)

(289)

49

(240)

(251)

51

(200)

Total

1,562

757

2,319

1,495

792

2,287

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA, underlying operating profit and the related margins, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

THREE MONTHS ENDED SEPTEMBER 30,

CHANGE

(millions of U.S. dollars)

2016

2015

Total

Foreign currency

Constant currency

Revenues

Financial & Risk

1,516

1,517

-

(1%)

1%

Legal

835

851

(2%)

(2%)

-

Tax & Accounting

323

307

5%

(1%)

6%

Corporate & Other

73

74

(1%)

-

(1%)

Eliminations

(3)

(2)

Consolidated revenues

2,744

2,747

-

(1%)

1%

THREE MONTHS ENDED SEPTEMBER 30,

CHANGE

(millions of U.S. dollars, except margins)

2016

2015

Total

Foreign currency

Constant currency

Adjusted EBITDA

Financial & Risk

460

420

10%

3%

7%

Legal

328

334

(2%)

(1%)

(1%)

Tax & Accounting

87

79

10%

1%

9%

Corporate & Other

(61)

(51)

n/a

n/a

n/a

  Consolidated adjusted
EBITDA

814

782

4%

2%

2%

Adjusted EBITDA Margin

Financial & Risk

30.3%

27.7%

260bp

100bp

160bp

Legal

39.3%

39.2%

10bp

40bp

(30)bp

Tax & Accounting

26.9%

25.7%

120bp

50bp

70bp

Corporate & Other

n/a

n/a

n/a

n/a

n/a

  Consolidated adjusted EBITDA
margin

29.7%

28.5%

120bp

100bp

20bp

THREE MONTHS ENDED SEPTEMBER 30,

CHANGE

(millions of U.S. dollars, except margins)

2016

2015

Total

Foreign currency

Constant currency

Underlying Operating Profit

Financial & Risk

313

271

15%

5%

10%

Legal

264

271

(3%)

(2%)

(1%)

Tax & Accounting

59

50

18%

4%

14%

Corporate & Other

(77)

(68)

n/a

n/a

n/a

  Consolidated underlying operating
profit

559

524

7%

4%

3%

Underlying Operating Profit Margin

Financial & Risk

20.6%

17.9%

270bp

110bp

160bp

Legal

31.6%

31.8%

(20)bp

20bp

(40)bp

Tax & Accounting

18.3%

16.3%

200bp

80bp

120bp

Corporate & Other

n/a

n/a

n/a

n/a

n/a

  Consolidated underlying operating
profit margin

20.4%

19.1%

130bp

100bp

30bp

THREE MONTHS ENDED SEPTEMBER 30,

CHANGE

(millions of U.S. dollars, except per share amounts)

2016

2015

Total

Foreign currency

Constant currency

Consolidated operating expenses

1,964

1,958

-

(1%)

1%

Consolidated adjusted EPS

$0.54

$0.45

20%

7%

13%

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA, underlying operating profit and the related margins, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency (continued)

NINE MONTHS ENDED SEPTEMBER 30,

CHANGE

(millions of U.S. dollars)

2016

2015

Total

Foreign currency

Constant currency

Revenues

Financial & Risk

4,549

4,621

(2%)

(2%)

-

Legal

2,503

2,527

(1%)

(2%)

1%

Tax & Accounting

1,036

1,007

3%

(2%)

5%

Corporate & Other

227

222

2%

(1%)

3%

Eliminations

(9)

(7)

Consolidated revenues

8,306

8,370

(1%)

(2%)

1%

NINE MONTHS ENDED SEPTEMBER 30,

CHANGE

(millions of U.S. dollars, except margins)

2016

2015

Total

Foreign currency

Constant currency

Adjusted EBITDA

Financial & Risk

1,340

1,251

7%

1%

6%

Legal

936

941

(1%)

(1%)

-

Tax & Accounting

283

295

(4%)

1%

(5%)

Corporate & Other

(240)

(200)

n/a

n/a

n/a

  Consolidated adjusted
EBITDA

2,319

2,287

1%

1%

-

Adjusted EBITDA Margin

Financial & Risk

29.5%

27.1%

240bp

80bp

160bp

Legal

37.4%

37.2%

20bp

50bp

(30)bp

Tax & Accounting

27.3%

29.3%

(200)bp

100bp

(300)bp

Corporate & Other

n/a

n/a

n/a

n/a

n/a

  Consolidated adjusted EBITDA
margin

27.9%

27.3%

60bp

70bp

(10)bp

NINE MONTHS ENDED SEPTEMBER 30,

CHANGE

(millions of U.S. dollars, except margins)

2016

2015

Total

Foreign currency

Constant currency

Underlying Operating Profit

Financial & Risk

905

786

15%

2%

13%

Legal

749

749

-

-

-

Tax & Accounting

197

211

(7%)

2%

(9%)

Corporate & Other

(289)

(251)

n/a

n/a

n/a

  Consolidated underlying operating
profit

1,562

1,495

4%

2%

2%

Underlying Operating Profit Margin

Financial & Risk

19.9%

17.0%

290bp

70bp

220bp

Legal

29.9%

29.6%

30bp

40bp

(10)bp

Tax & Accounting

19.0%

21.0%

(200)bp

80bp

(280)bp

Corporate & Other

n/a

n/a

n/a

n/a

n/a

  Consolidated underlying operating
profit margin

18.8%

17.9%

90bp

60bp

30bp

NINE MONTHS ENDED SEPTEMBER 30,

CHANGE

(millions of U.S. dollars, except per share amounts)

2016

2015

Total

Foreign currency

Constant currency

Consolidated operating expenses

6,064

6,083

-

(1%)

1%

Consolidated adjusted EPS

$1.47

$1.24

19%

4%

15%

APPENDIX C

Quarterly
information (unaudited)

The following table presents a summary of our consolidated results for the eight most recent quarters.

QUARTER ENDED MARCH 31,

QUARTER ENDED JUNE 30,

QUARTER ENDED SEPTEMBER 30,

QUARTER ENDED DECEMBER 31,

(millions of U.S. dollars, except per share amounts)

2016

2015

2016

2015

2016

2015

2015

2014

Revenues

2,793

2,821

2,769

2,802

2,744

2,747

2,887

2,955

Operating profit

310

362

401

345

385

386

435

1,274

Earnings from continuing operations

210

280

304

226

268

263

360

1,096

Earnings from discontinued operations, net of tax

62

40

46

55

18

30

57

61

Net earnings

272

320

350

281

286

293

417

1,157

Earnings attributable to common shareholders

262

305

337

262

273

280

408

1,147

  Dividends declared on preference
shares

(1)

(1)

-

-

(1)

(1)

-

(1)

Basic earnings per share

From continuing operations

$0.26

$0.33

$0.39

$0.26

$0.34

$0.32

$0.46

$1.36

From discontinued operations

0.08

0.05

0.06

0.07

0.03

0.04

0.07

0.07

$0.34

$0.38

$0.45

$0.33

$0.37

$0.36

$0.53

$1.43

Diluted earnings per share

From continuing operations

$0.26

$0.33

$0.39

$0.26

$0.34

$0.32

$0.46

$1.35

From discontinued operations

0.08

0.05

0.06

0.07

0.02

0.04

0.07

0.08

$0.34

$0.38

$0.45

$0.33

$0.36

$0.36

$0.53

$1.43

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by volatile foreign currency exchange rates. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Revenues — In all periods, the revenue declines were attributable to the negative impact of foreign currency.

On a constant currency basis, revenues for all quarters grew by low single digits driven by combined growth from our Legal and
Tax & Accounting segments. Revenues from our Financial & Risk segment increased in the third quarter of 2016, declined in the first and second quarters of 2016, and were essentially unchanged in the fourth quarter of 2015. Financial
& Risk’s revenue performance over all periods reflected the positive impacts of improving net sales and annual price increases balanced against declines in recoveries revenues and the negative impact of commercial pricing adjustments associated with the migration of certain customers to new products. Acquisitions did not have a meaningful impact on revenue performance over the last four quarters.

Operating profit — The changes in operating profit in each quarter of 2016 reflected the impact from fair value adjustments associated with foreign currency embedded derivatives in certain customer contracts. The increase in the second quarter reflected favorable fair value adjustments from these instruments, while the decreases in the first and third quarters reflected unfavorable fair value adjustments. The significant decrease in operating profit in the fourth quarter of 2015 was primarily due to a $931 million gain recorded in the prior-year period from the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that had been considered permanent.

Net earnings — Net earnings in the third quarter declined slightly. The increase in the second quarter of 2016 was primarily due to higher operating profit while the declines in the first quarter of 2016 and the fourth quarter of 2015 were primarily due to lower operating profit.